Filed Pursuant to Rule 433

Registration No. 333-282511

CITIZENS FINANCIAL GROUP, INC.

$400,000,000

16,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

6.500% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I

Liquidation Preference $1,000 Per Share of Preferred Stock (equivalent to $25 Per Depositary Share)

Term Sheet

July 22, 2025

The following information relates only to Citizens Financial Group, Inc.’s offering (the “Offering”) of Depositary Shares, each representing a 1/40th interest in a share of its 6.500% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I and should be read together with the preliminary prospectus supplement dated July 22, 2025 relating to this Offering and the accompanying prospectus dated October 4, 2024 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc. (the “Issuer”)

Security:	16,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.500% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series I (“Series I Preferred Stock”)

Size:	$400,000,000 (16,000,000 Depositary Shares (the “Depositary Shares”))

Expected Security Ratings*:	Baa3 (Negative outlook) / BB+ (Stable outlook) / BB (Positive outlook) (Moody’s / Standard & Poor’s / Fitch)

Trade Date:	July 22, 2025

Original Issue Date (Settlement):	July 31, 2025 (T+7)**

Maturity:	Perpetual

Offering Price Per Depositary Share:	$25

Aggregate Offering Price:	$400,000,000

Liquidation Preference:	$1,000 per share of Series I Preferred Stock (equivalent to $25 per Depositary Share)

Dividend Rate (Non-Cumulative):	From the original issue date to, but excluding, October 6, 2030 (the “first dividend reset date”), a fixed rate per annum equal to 6.500%, and from, and including, the first dividend reset date, for each dividend reset period (as defined in the Preliminary Prospectus), a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent reset dividend determination date (as defined in the Preliminary Prospectus) plus 2.629%. The dividend rate will be reset on the first dividend reset date and on each date falling on the fifth anniversary of the preceding dividend reset date

Dividend Payment Dates:	If declared, January 6, April 6, July 6 and October 6 of each year, commencing on January 6, 2026 (long first dividend period)

Optional Redemption:	The Series I Preferred Stock (and a proportionate number of Depositary Shares) may be redeemed at the Issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after October 6, 2030 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus), in each case at a redemption price equal to $1,000 per share of Series I Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends

Underwriters’ Commission:	1.000% for Depositary Shares sold to institutional investors and 3.150% for Depositary Shares sold to retail investors

Proceeds to Issuer (before expenses):	$394,420,825

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “CFG PfI.”

CUSIP/ISIN:	174610 808 / US1746108083

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC Citizens JMP Securities, LLC

Co-Managers:	Drexel Hamilton, LLC Mizuho Securities USA LLC RBC Capital Markets, LLC TD Securities (USA) LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Depositary Shares will be made against payment therefor on or about the original issue date specified in this Term Sheet, which will be the seventh business day following the date of this Term Sheet (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to one business day before the Settlement Date will be required, by virtue of the fact that the Depositary Shares initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Depositary Shares who wish to trade the Depositary Shares on the Trade Date hereof should consult their own advisors.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus if you request it by contacting Morgan Stanley & Co. LLC toll-free at (866) 718-1649, BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC toll-free at (212) 834-4533, UBS Securities LLC toll-free at (833) 481-0269, Wells Fargo Securities, LLC toll-free at (800) 645-3751, and Citizens JMP Securities, LLC toll-free at (203) 900-6763.